UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March 2024
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Announcement of Annual General Meeting on May 30, 2024

On March 6, 2024, Gogoro Inc. (“Gogoro”) issued a press release announcing its Annual General Meeting to be held on May 30, 2024.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements can be identified by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. The forward looking statements contained in this communication are subject to risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated May 6, 2024.
99.2	Notice of Annual General Meeting of the Company
99.3	Proxy Statement
99.4	Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: March 6, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer